Exhibit 99.4

SHARES AND VOTING RIGHTS AS PER 12 MAY 2020

SHARES	NOMINAL VALUE (DKK)	NO. OF SHARES (OF NOMINALLY DKK 0.01)	NO. OF VOTES
Ordinary shares	950,738.64	95,073,864	95,073,864
Outstanding shares	950,738.64	95,073,864	95,073,864
Own holding of shares*	0	0	0
Outstanding shares excluding own holding of shares	950,738.64	95,073,864	95,073,864

* Voting rights cannot be exercised

AKTIER OG STEMMERETTIGHEDER PR. 12. MAJ 2020

AKTIER	NOMINEL VÆRDI (DKK)	ANTAL AKTIER (Á NOMINELT DKK 0,01)	ANTAL STEMMER
Aktier	950.738,64	95.073.864	95.073.864
Udstedte aktier	950.738,64	95.073.864	95.073.864
Egne aktier*	0	0	0
Udstedte aktier fratrukket egne aktier	950.738,64	95.073.864	95.073.864

* Stemmerettigheder kan ikke udøves